Exhibit 99.1

Daqo New Energy’s subsidiary Xinjiang Daqo Starts IPO Registration with China Securities Regulatory Commission and Provides Preliminary Estimates of Revenue and Net Profit for Q2 2021

Shanghai, China—June 1, 2021—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, is in the process of applying for an initial public offering ("IPO") of the Company's major operational subsidiary, Xinjiang Daqo New Energy (“Xinjiang Daqo”), on the Shanghai Stock Exchange's Sci-Tech innovation board. The application documents of the IPO were submitted by the Shanghai Stock Exchange to the China Securities Regulatory Commission for registration on May 28.

As part of its IPO process, Xinjiang Daqo is requested by the Shanghai Stock Exchange to publicly disclose estimates of Xinjiang Daqo's revenue and net profit as prepared in accordance with the Accounting Standards for Business Enterprises ("PRC GAAP") for the second quarter ending June 30, 2021 in its IPO prospectus submitted to the Shanghai Stock Exchange as follows:

The estimated revenue of Xinjiang Daqo under PRC GAAP for the second quarter ending June 30, 2021 would be in the range of RMB2.46~2.51 billion. The estimated net profit attributable to the shareholders of Xinjiang Daqo for the quarter ending June 30, 2021 would be in the range of RMB1.30~1.33 billion.

Daqo New Energy currently owns 95.6% equity interest of Xinjiang Daqo and a majority of the Company's revenue and net income is contributed by Xinjiang Daqo. The financial estimates for the second quarter ending June 30, 2021 described in this press release were prepared solely for Xinjiang Daqo in RMB in accordance with PRC GAAP, which are different from the Company's consolidated financial results for the same period, as the Company's consolidated financial results are prepared in accordance with U.S. generally accepted accounting principles and in U.S. dollars.

Xinjiang Daqo’s financial estimates for the second quarter ending June 30, 2021 are subject to change upon the completion of Xinjiang Daqo's internal financial closing and reporting process. The financial estimates described in this press release are based solely on the information currently available to Xinjiang Daqo’s management. Its actual results could vary materially from these preliminary estimates. As a result, investors should exercise caution in relying on this information and should not draw any inferences from this information regarding financial or operating data not provided. These preliminary revenue and net profit estimates should not be viewed as a substitute for full financial statements of Xinjiang Daqo prepared in accordance with PRC GAAP. In addition, these preliminary estimates are not necessarily indicative of the results to be achieved by Xinjiang Daqo in any future period.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company is one of the world's lowest cost producers of high-purity polysilicon. It has a total annual capacity of 70,000 metric tons of high-purity polysilicon, with another 35,000 metric tons polysilicon capacity under construction, which is expected to reach full capacity by the end of the first quarter of 2022.

For more information, please visit www.dqsolar.com

Daqo New Energy Corp.

Investor Relations

Phone: +86-187 1658 5553

Email: dqir@daqo.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

rvanguestaine@christensenir.com

In the U.S.
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “forecast,” “might,” “guidance” and similar statements. Among other things, the outlook for the second quarter of 2021, Daqo New Energy’s strategic and operational plans and Xinjiang Daqo’s IPO plan, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in solar cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; changes in the political and regulatory environment; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.